Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01
CALCULATION OF REGISTRATION FEE

	Aggregate	Amount of
Class of securities offered	offering price	registration fee
Medium-Term Senior Notes, Series D	$1,000,000,000.00	$55,800.00	(1)

(1)	The filing fee of $55,800.00 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $55,800.00 due for this offering is offset against the $207,220.36 remaining of the fees most recently paid on March 24, 2009, of which $151,420.36 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.
Pricing Supplement No. MTNDD382 — Dated March 23, 2009
(To Prospectus Supplement Dated February 18, 2009 and
Prospectus Dated February 18, 2009)
CITIGROUP FUNDING INC.
FDIC—Guaranteed Medium—Term Senior Notes, Series D
Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 C.F.R. Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.
Description of Notes:

Principal Amount or Face Amount:	$1,000,000,000

Issue Price:	99.731%

Proceeds to Company on original issuance:	$994,310,000

Commission:	$3,000,000

Agents’ commitment on original issuance:

Citigroup Global Markets Inc.	$820,000,000
Banc of America Securities LLC	$25,000,000
Deutsche Bank Securities Inc.	$25,000,000
Goldman, Sachs & Co.	$25,000,000
UBS Securities LLC	$25,000,000
Barclays Capital Inc.	$10,000,000
BNP Paribas Securities Corp.	$10,000,000
CastleOak Securities, L.P.	$10,000,000
Credit Suisse Securities (USA) LLC	$10,000,000
Guzman & Company	$10,000,000
Loop Capital Markets, LLC	$10,000,000
Greenwich Capital Markets, Inc.	$10,000,000
The Williams Capital Group, L.P.	$10,000,000
Citigroup Global Markets Inc.’s capacity on original issuance: As Principal
If as Principal

☑	The Registered Notes are being offered at varying prices related to prevailing market prices at the time of resale.

☐	The Registered Notes are being offered at a fixed initial public offering price 100% of Principal Amount or Face Amount.

Form of Note:	Global

Original Issue Date:	March 30, 2009, which is the fifth business day after the date hereof. Under Rule 15c6-1 of the Securities Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next five business day(s) will be required, by virtue of the fact that the notes initially will not settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Stated Maturity:	March 30, 2012

Specified Currency:	N/A
(If other than U.S. Dollars)

Authorized Denominations: (If other than as set forth in the Prospectus Supplement)	Minimum USD 1,000 and minimum increments of USD 1,000 thereafter

Interest Payment Dates:	Semi-annually on the 30th of each March and September until maturity, with adjustment for period end dates on a following New York Business Day Convention

First Interest Payment Date:	September 30, 2009

Accrue to Pay:	Yes

Indexed Principal Note:	N/A

Type of Interest on Note:	Fixed

Interest Rate (Fixed Rate Notes):	2.000%

Base Rate (Floating Rate Notes):	N/A

Calculation Agent:	Citibank, N.A.

Computation of Interest:	N/A
(If other than as set forth
in the Prospectus Supplement)

Interest Reset Dates:	N/A

Rate Determination Dates:	N/A
(If other than as set forth
in the Prospectus Supplement)

Index:	N/A

Spread:	N/A

Spread Multiplier:	N/A

Change in Spread, Spread Multiplier
or Fixed Interest Rate prior
to Stated Maturity:	N/A

Maximum Interest Rate:	N/A

Minimum Interest Rate:	N/A

Amortizing Note:	No

Renewable Note:	No

Optional Extension of Maturity:	No

Optional Redemption:	No
Optional Redemption Dates:
Redemption Prices:
Redemption:

Optional Repayment:	No
Optional Repayment Dates:
Optional Repayment Prices:

Discount Note:	No
Total Amount of OID:
Bond Yield to Call:
Bond Yield to Maturity:
Yield to Maturity:

CUSIP:	17314AAF9
FDIC Guarantee:
The Notes are senior unsecured debt obligations of Citigroup Funding Inc. (the “Company”) fully and unconditionally guaranteed by Citigroup Inc. (the “Guarantor”) and are guaranteed by the FDIC under the FDIC’s Temporary Liquidity Guarantee Program (the “Program”). Each of the Company and the Guarantor has agreed to participate in the Program and comply with the requirements of the Program in order for the Notes to qualify for the FDIC’s guarantee. As described below under “Claims under the Program,” the uncured failure of the Company and the Guarantor to make a timely payment of any principal or interest due on the Notes obligates the FDIC to make such payment following the Representative’s (as defined below under “Claims under the Program”) notification to the FDIC of such payment failure and the Representative’s timely demand for payment under the guarantee. The Company’s failure to pay any principal or interest due on the Notes that is then paid by the FDIC on a timely basis will not constitute an event of default under the Notes and holders of Notes will not be permitted to accelerate the maturity of the Notes during any period when the FDIC is making timely guarantee payments of principal and interest on the Notes. The details of the FDIC guarantee are set forth in the FDIC’s regulations, 12 C.F.R. Part 370 (the “Final Rule”), and at the FDIC’s website at www.fdic.gov/tlgp.
The FDIC has concluded that the FDIC guarantee is entitled to the full faith and credit of the United States. However, the FDIC guarantee is subject to certain limitations of which you should be aware and should consider. Before investing in these Notes, you should consider the information below under “Risks Relating to the FDIC Guarantee.” Furthermore, the FDIC guarantee is exempt from the registration requirements of the Securities Act of 1933 and has not been registered with the SEC. As a consequence, noteholders are not entitled to the protections of the Trust Indenture Act of 1939 insofar as the FDIC guarantee is concerned.
The Company has entered into a Master Agreement with the FDIC in connection with the Program. Under the terms of the Master Agreement, the Issuer has agreed to pay the FDIC any amounts the FDIC pays to the holders of the Notes under the FDIC guarantee. The Guarantor has reached a similar agreement with the FDIC. Additionally, the Company and the Guarantor have agreed not to amend or waive certain provisions of the Notes without the express written consent of the FDIC. Investors should note that the rules, practices and procedures of the FDIC governing the operation of the Program, including the FDIC guarantee, may be amended and are subject to evolving interpretation by the FDIC. The summary set forth below is based on the Final Rule as adopted by the FDIC on November 21, 2008.
Claims under the Program:
The FDIC’s payment obligation under its guarantee will be triggered by the failure of the Company and the Guarantor to make a timely payment of principal of or interest on the Notes (a “Payment Default”). The Company, the Guarantor and The Bank of New York Mellon, a New York banking corporation, as authorized representative of the holders of the Notes under the Program (the “Representative”), are obligated to give notice to the FDIC if the Company is in default of any payment under the Notes (without regard to any cure period) within one business day of such failure to pay. Upon a Payment Default, the Representative will be required under the senior debt indenture to make a demand for payment of the guaranteed amount on behalf of all holders of the Notes (i) in the case of any Payment Default prior to the maturity date of the Notes, on the day the applicable cure period ends and (ii) in the case of any payment due on the maturity date of the Notes, on such maturity date. If the demand is not made within 60 days of a Payment Default, the FDIC will be under no obligation to make the payments on the Notes under the FDIC guarantee.

To receive payment under the FDIC guarantee, the Representative, on behalf of all noteholders, will be required to assign all of the holders’ rights, titles and interests in the Notes to the FDIC. If a holder of Notes receives any distribution from the Company, the Guarantor or the bankruptcy estate of either the Company or the Guarantor prior to the FDIC’s payment under the guarantee, the guaranteed amount paid by the FDIC will be reduced by the amount the holder has so received. Upon receipt of a timely filed conforming proof of claim, the FDIC will make payment of the guaranteed amount. Under the terms of the Program, The Depository Trust Company (“DTC”) as the sole registered holder of the Notes may elect not to be represented by the Representative. If the registered holder has elected not to have the Representative act as its authorized representative, DTC may make demand for payment under the FDIC guarantee in the circumstances described in the preceding paragraph. The demand for payment must be accompanied by a proof of claim as described above, including evidence of the claimant’s ownership of the Notes. If a demand for payment under the FDIC guarantee is not made within 60 days of a Payment Default, the FDIC will be under no obligation to make payments on the Notes under the guarantee. The Program does not specify a deadline by which the FDIC must make payment following receipt of a demand from the Representative. The FDIC will not pay any additional interest or penalty amounts in respect of any event of default or resulting delay in payment that may occur.
No Acceleration upon an Event of Default If the FDIC Makes Timely Payments:
Acceleration of maturity of the Notes will not be permitted upon an event of default under the senior debt indenture if the FDIC is making timely guarantee payments on the Notes in accordance with the Program.
Risks Relating to the FDIC Guarantee:
Guarantee Payments by the FDIC May Be Delayed. There is no designated period within which the FDIC is required to make its guarantee payments after receiving a timely demand with a conforming proof of claim from the Representative. The FDIC may not make guarantee payments promptly after all conditions to its payment have been met, delaying noteholders’ receipt of guarantee payments.
You May Lose the Right to Payment under the FDIC Guarantee if the Representative Fails to Follow the FDIC Claims Process. In order to receive payment under the FDIC guarantee in the event of a Payment Default, the Representative must make a written demand, with the required proof of claim, to the FDIC within 60 days of a Payment Default. If the Representative fails to follow the FDIC claims process under the Program, holders may be deprived of all rights and remedies with respect to the guarantee claim.
The Determination of the FDIC on any Matter Relating to the Claims Process Will Be Final and Binding on Holders of the Notes and on Each of the Company and the Guarantor, Subject to Judicial Review. The determination of the FDIC on any matter relating to claims under the Program will be a final administrative determination, binding on all concerned parties, including holders of the Notes. Holders of the Notes will have the right to challenge an FDIC determination only by commencing an action in the U.S. District Court for the District of Columbia or New York within 60 days after the determination has been made.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.
FDIC-Guaranteed
Medium-Term Senior Notes,
Series D
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.
Pricing Supplement
March 23, 2009
(Including Prospectus Supplement
Dated February 18, 2009 and
Prospectus Dated February 18, 2009)